EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WISH TO SELL YOUR OUTSTANDING SHARES OF LIMITED LIABILITY
COMPANY INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE.  THIS IS SOLELY
NOTIFICATION OF THE FUND’S TENDER OFFER.

December 19, 2012

Dear Member of the ASGI Mesirow Insight Fund, LLC:

We are writing to inform you of important dates related to the tender offer (the “Offer”) by ASGI Mesirow Insight Fund, LLC (the “Fund”).  If you are not interested in having the Fund repurchase all or a portion of your outstanding shares of limited liability company interest in the Fund (“Shares”) as of March 31, 2013, please disregard this notice and take no action.

The tender offer period begins on December 19, 2012 and will end at 12:00 midnight, Eastern Time, on January 18, 2013, at which point the Offer will expire.  The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Shares.  Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you would like to tender all or a portion of your Shares for repurchase by the Fund during this tender offer period, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Alternative Strategies Group, Inc. (the “Investment Adviser”), c/o BNY Mellon Alternative Investment Services (“BNY Mellon”), at 400 Bellevue Parkway 19C-0204, Wilmington, DE 19809,  Attention: ASGI Mesirow Insight Fund or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of ASGI Mesirow Insight Fund, at (508) 599-6137.  The completed and executed Letter of Transmittal must be received by mail or fax at the above address or fax number prior to 12:00 midnight, Eastern Time, on January 18, 2013. Generally, Shares being tendered by Members pursuant to a repurchase offer will need to be tendered by Members at least sixty-five (65) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission.  BNY Mellon will mail to a Member who has tendered their Shares: (1) an initial confirmation of receipt of tender notice within five (5) business days of BNY Mellon’s actual receipt of your tender; and (2) a detailed tender acceptance confirmation with payment specific details and event date(s) regarding your tender transaction within five (5) business days after the acceptance of your tender by the Investment Adviser.

If you elected to tender, and have not received your initial receipt of tender confirmation within five (5) business days, please contact the Investment Adviser at 866-440-7460 to obtain information about the status of your tender request.

If you do not wish to tender all or a portion of your Shares, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR SHARES AS OF MARCH 31, 2013.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at BNY Mellon at (866) 440-7460.

Sincerely,

ASGI Mesirow Insight Fund, LLC